United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
June 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑       Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐       No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐       No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Press Release

Signature Page

Press Release
CVRD announces buy-back of its preferred shares
Rio de Janeiro, June 21, 2006 — Companhia Vale do Rio Doce (CVRD) announces that its Board of Directors approved today a buy-back program of its preferred shares. The program will involve the acquisition of up to 47,986,763 preferred shares, corresponding to 5% of its preferred shares, to be executed over the next 180 days.
The program is in accordance with capital markets laws and regulations of Brazil and the USA and the buy-back will be performed through the following financial institutions:
Agora-Senior CTVM S. A — Praia de Botafogo 300/ 6o andar — Rio de Janeiro, Brazil Bradesco S. A CTVM — Avenida Ipiranga 282 — São Paulo, Brazil Fator S. A CV — R. Doutor Renato Paes de Barros 1.017 — 11o andar — São Paulo, Brazil Hedging-Griffo CV S. A. — Av. Presidente Juscelino Kubitschek 1.830/6o andar — São Paulo, Brazil Itaú CV — Av. Doutor Hugo Beolchi 900/15 andar — São Paulo, Brazil Magliano S. A . CCVM — R. Bela Cintra 986 — São Paulo, Brazil
The strong commitment to capital allocation discipline and confidence in the Company’s outlook and its capacity to continue to create shareholder value guided the decision to launch the buy-back program, given the recent share price performance and the difference between common and preferred shares prices.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br +55-21-3814-4053
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br +55-21-3814-4353
Fábio Lima: fabio.lima@cvrd.com.br +55-21-3814-4271
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: June 22, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations